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August 23, 2012

Ms. Maryse Mills-Apenteng

Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cazador Acquisition Corporation Ltd.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 23, 2012

File No. 333-182076

Dear Ms. Mills-Apenteng:

On behalf of our client, Cazador Acquisition Corporation Ltd., a Cayman Islands exempted company (the “Company”), we are filing on the EDGAR system a complete copy of Amendment No. 3 to the Registration Statement (the “Amended S-4”).

As per your previous request, the Company has included the legality and tax opinions as Exhibits 5.1, 8.1, 8.2 and 8.3 to the Amended S-4. The Company has also updated the Amended S-4 to include disclosure regarding a credit agreement which TOT Money entered into with Alfa-Bank on August 17, 2012. The material contracts relating this credit agreement have been included as Exhibits 10.31 and 10.32 to the Amended S-4. Finally, the Company has updated various dates and data points in the Amended S-4. The foregoing updates are reflected in the marked copy of the Amended S-4 that is being provided to you under separate cover.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0380.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre, Esq.
Reed Smith LLP

cc:	Francesco Piovanetti
Cazador Acquisition Corporation Ltd.

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